Exhibit 4.2.24.2
STANDBY BOND PURCHASE AGREEMENT

dated January 23, 1997

among

The Connecticut Light and Power Company

Societe Generale, New York Branch

and

Fleet National Bank, as Trustee



                                TABLE OF CONTENTS

                                                                 Page

ARTICLE 1 DEFINITIONS AND RULES OF CONSTRUCTION                  2
     SECTION 1.1    Definitions                                  2
     SECTION 1.2  Rules of Construction                          10

     ARTICLE 2 THE COMMITMENT                                    11
     SECTION 2.1  Commitment to Purchase Bonds                   11
     SECTION 2.2  Method of Purchasing                           11
     SECTION 2.3  Reduction of Commitment; Termination           12
     SECTION 2.4  Sale of Bank Bonds; Amortization of Bank Bonds 13
     SECTION 2.5  Commitment Fees                                14
     SECTION 2.6  Request for Extension of Stated Expiration Date14

ARTICLE 3 THE BANK RATE                                          15
     SECTION 3.1  Applicable Interest Rate; Other Interest Provisions
                                                                 15
     SECTION 3.2  Place of Payment, Etc                          16
     SECTION 3.3  Taxes                                          17
     SECTION 3.4  Increased Costs; Funding Losses                17
     SECTION 3.5  Basis for Determining Interest Rate Inadequate or Unfair
                                                                 18
     SECTION 3.6  Illegality                                     19

ARTICLE 4 CONDITIONS PRECEDENT                                   19
     SECTION 4.1  Conditions Precedent to Effectiveness of this Agreement
                                                                 19

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF THE COMPANY          22

     SECTION 5.1  Organization                                   22
     SECTION 5.2  Authorization                                  22
     SECTION 5.3  Enforceability                                 22
     SECTION 5.4  Approvals                                      22
     SECTION 5.5  Financial Information                          22
     SECTION 5.6  Litigation                                     23
     SECTION 5.7  No Misrepresentations                          23
     SECTION 5.8  Environmental Matters                          23
     SECTION 5.9  Investment Company Act                         24
     SECTION 5.10  Public Utility                                24

ARTICLE 6 AFFIRMATIVE COVENANTS                                  25
     SECTION 6.1  Financial Statements                           25
     SECTION 6.2  Certificates; Other Information                25
     SECTION 6.3  Payment of Obligations                         26
     SECTION 6.4  Conduct of Business and Maintenance of Existence; Merger
                                                                 26
     SECTION 6.5  Maintenance of Property; Insurance             27
     SECTION 6.6  Inspection; Books and Records; Discussions     27
     SECTION 6.7  Notices                                        27
     SECTION 6.8  Indemnity                                      28

ARTICLE 7 NEGATIVE COVENANTS                                     29
     SECTION 7.1  Amendment of Any Related Document              29

ARTICLE 8 EVENTS OF DEFAULT; EVENTS OF TERMINATION               29
     SECTION 8.1  Events of Default; Events of Termination       29
     SECTION 8.2  Remedies                                       31

ARTICLE 9 MISCELLANEOUS                                          32
     SECTION 9.1  Set-off; Limitation on Set-off                 32
     SECTION 9.2  Obligations Absolute                           33
     SECTION 9.3  Liability of the Bank                          34
     SECTION 9.4  Confidentiality                                34
     SECTION 9.5  Costs, Expenses and Stamp Taxes                35
     SECTION 9.6  Participants                                   35
     SECTION 9.7  Extension of Maturity                          36
     SECTION 9.8  Successors and Assigns                         36
     SECTION 9.9  Modification or Waiver of this Agreement       36
     SECTION 9.10  No Waiver of Rights by the Bank; Cumulative Rights
                                                                 36
     SECTION 9.11  Severability                                  36
     SECTION 9.12  Notices                                       36
     SECTION 9.13  Governing Law                                 37
     SECTION 9.14  Counterparts                                  37

Schedules

Schedule 5.5   Material Adverse Change
Schedule 5.8   Environmental Matters

Exhibits

          Exhibit A Notice of Bank Purchase (Liquidity Purchase)
          Exhibit B Notice of Bank Purchase (Mandatory Purchase)
          Exhibit C Certificate of Event of Termination


                         STANDBY BOND PURCHASE AGREEMENT


          STANDBY BOND PURCHASE AGREEMENT, dated January 23, 1997 (this "Agreement"), among THE CONNECTICUT LIGHT AND POWER COMPANY, a corporation organized and existing under the laws of the State of Connecticut (the "Company"), SOCIETE GENERALE, a banking corporation organized under the laws of France, acting through its New York Branch (the "Bank"), and FLEET NATIONAL BANK, a national banking association, as trustee under the Indenture referred to below (including any successor trustee, the "Trustee").

                              W I T N E S S E T H:

          WHEREAS, the Connecticut Development Authority, a body corporate and politic, constituting a public instrumentality and a political subdivision of the State of Connecticut (the "Authority"), has issued and sold, pursuant to the Resolution (as defined below), $62,000,000 in aggregate principal amount of its Pollution Control Revenue Bonds (The Connecticut Light and Power Company Project -- 1996A Series) (the "Bonds"), pursuant to the Original Indenture (as defined below), between the Authority and the Trustee, as authorized pursuant to the Act (as defined below);

          WHEREAS, concurrently with the execution of the Original Indenture and the issuance of the Bonds pursuant thereto, the Company caused to be delivered to the Trustee a letter of credit (the "Letter of Credit") issued by Canadian Imperial Bank of Commerce, New York Agency;

          WHEREAS, pursuant to an amendment and restatement of the Original Indenture, the Company has determined to replace the Letter of Credit with an Insurance Policy (as defined below) to be issued by the Bond Insurer (as defined below) and a liquidity facility;

          WHEREAS, the payment of the principal of and interest on the Bonds (including Bank Bonds, as hereinafter defined) is to be insured by an Insurance Policy (as defined below) to be issued by the Bond Insurer (as defined below), in favor of the holders of the Bonds (including the Bank); and

          WHEREAS, the Company has requested the Bank to provide a liquidity facility in support of the Company's obligations with respect to (a) the portion of the Purchase Price (as defined below) corresponding to principal of, and (b) the portion of the Purchase Price corresponding to interest on, the Bonds delivered to the Paying Agent (as defined below);

          WHEREAS, the Bank is willing to provide such liquidity facility on the terms and conditions herein contained;

          NOW, THEREFORE, in consideration of the premises herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                   ARTICLE 1.

                      DEFINITIONS AND RULES OF CONSTRUCTION

          SECTION 1.1 Definitions. For purposes of this Agreement, the terms set forth in this Article have the following meanings:

          "Act" means the State Commerce Act, constituting Connecticut General Statutes, Sections 32-1a through 32-23xx, as amended.

          "Alternate Liquidity Facility" has the meaning ascribed to that term in the Indenture.

          "AMBAC Adverse Change" means the downgrading of the Bond Insurer's claims-paying ability rating below an "A" by S&P or Moody's.

          "Amortization Period" has the meaning ascribed to that term in
Section 2.4(c) hereof.

          "Applicable LIBOR" means, at any time, LIBOR plus the Applicable
Margin.

          "Applicable Margin" means, for any day, the percentage set forth below in the column below such term and in the row corresponding to the "Level" status in existence on such day:
                    Applicable Margin

                    Level 1   0.40%
                    Level 2   0.45%
                    Level 3   0.50%
                    Level 4   0.70%
                    Level 5   0.95%
                    Level 6   1.250%

          "Authority" has the meaning assigned to that term in the recitals to this Agreement.

          "Authorized Officer" means (a) with respect to the Company, the President, any Vice President, the Treasurer or Assistant Treasurer of the Company, or (b) with respect to the Trustee or the Paying Agent, any Senior Vice President, Vice President, Assistant Vice President, Senior Trust Officer, Trust Officer or Assistant Trust Officer or any equivalent officer.

          "Available Commitment" means on any day the sum of the Available Principal Commitment and the Available Interest Commitment on such day.

          "Available Interest Commitment" initially means $918,000 (calculated on the basis of an assumed rate of 12% per annum for 45 days on the initial Available Principal Commitment) and thereafter means such amount adjusted from time to time as follows: (a) downward by an amount that bears the same proportion to such amount as the amount of any reduction in the Available Principal Commitment pursuant to this definition bears to the Available Principal Commitment prior to such reduction; and (b) upward by an amount that bears the same proportion to such amount as the amount of any increase in the Available Principal Commitment pursuant to clause (c) of the definition of "Available Principal Commitment" bears to the Available Principal Commitment prior to such increase; provided that after giving effect to such adjustment the Available Interest Commitment shall never exceed Nine Hundred Eighteen Thousand Dollars ($918,000). Any adjustments pursuant to clauses (a) and (b) above shall occur simultaneously with the event requiring such adjustment.

          "Available Principal Commitment" initially means Sixty-Two Million Dollars ($62,000,000) and thereafter means such amount adjusted from time to time as follows: (a) downward by the amount of any reduction of the Available Principal Commitment pursuant to Section 2.3 hereof; (b) downward by the principal amount of any Bonds purchased by the Bank pursuant to
Section 2.2 hereof; and (c) upward by the principal amount of any Bonds theretofore purchased by the Bank pursuant to Section 2.2 hereof, which are resold by a Bank Bondholder pursuant to Section 2.4(a) or (b) hereof. The Available Principal Commitment shall never exceed Sixty-Two Million Dollars ($62,000,000). Any adjustments pursuant to clauses (a), (b) and (c) above shall occur simultaneously with the event requiring such adjustment.

          "Bank" has the meaning set forth in the introductory paragraph.

          "Bank Bondholder" means the Bank (but only in its capacity as owner of Bank Bonds pursuant to this Agreement) and any other Person to whom the Bank has sold Bank Bonds pursuant to Section 2.4(a) hereof.

          "Bank Bonds" means each Bond purchased with funds provided by the Bank hereunder, until such Bonds are remarketed in accordance with the Indenture and Section 2.4(a) hereof or sold to the Company or its designee in accordance with Section 2.4(b) hereof.

          "Bank Purchase Date" means a Business Day during the Bank Purchase Period on which the Bank is required to purchase Tendered Bonds pursuant to
Section 2.2 hereof.

          "Bank Purchase Period" means the period from the date hereof to and including the earliest of (a) the Stated Expiration Date then in effect, (b) the close of business on the fifth Business Day following the Conversion Date on which all of the Bonds shall have been converted to a Fixed Rate or a Multiannual Rate (provided, however, that if less than all of the Bonds shall have been converted to a Fixed Rate or Multiannual Rate, the Bank's Available Commitment shall extend only to those Bonds not bearing interest at the Fixed Rate or the Multiannual Rate), (c) the fifth Business Day following the mandatory tender for purchase in connection with a Substitution Date, or
(d) the Purchase Termination Date

          "Bank Rate" means the interest rate(s) applicable from time to time on the Bank Bonds as determined in accordance with Section 3.1 of this Agreement.

          "Base Rate" means, at any time, a rate per annum equal to the higher of (a) the Prime Rate in effect at such time or (b) the Federal Funds Effective Rate in effect at such time plus the Applicable Margin.

          "Bond Insurer" means AMBAC Indemnity Corporation, a Wisconsin-domiciled stock insurance company.

          "Bonds" has the meaning assigned to that term in the recitals to this Agreement and shall include, unless the context otherwise requires, all Bank Bonds.

          "Business Day" means any day (i) on which banks in New York City and the city in which the corporate trust office of the Trustee is located are not required or authorized to remain closed and (ii) on which The New York Stock Exchange is not closed.

          "Claim" has the meaning set forth in Section 6.9.

          "Closing Date" means the date on which the liquidity facility provided by this Agreement shall have become effective.

          "Commonly Controlled Entity" means an entity, whether or not incorporated, which is under common control with the Company within the meaning of Section 4001 of ERISA.

          "Contaminant" means any waste, pollutant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or waste, petroleum or petroleum-derived substance or waste, or any constituent of any such substance or waste, including any such substance regulated under any Environmental Law.

          "Debt" means (a) indebtedness for borrowed money or for the deferred purchase price of property or services, where such deferred purchase price is, or should be, in accordance with GAAP, recorded as indebtedness,
(b) obligations as lessee under leases which are or should be, in accordance with GAAP, recorded as capital leases and (c) obligations under direct or indirect guaranties in respect of, and obligations (contingent or otherwise) to purchase or otherwise acquire, or otherwise to assure a credit against loss in respect of, indebtedness or obligations of others of the kinds referred to in clause (a) or (b) above.

          "Defaulted Interest" means accrued interest payable on a Bond which was not paid when due under the terms of the Indenture.

          "Deferred Interest" has the meaning assigned to that term in
Section 3.1(c) of this Agreement.

          "Deferred Interest Fee Amount" has the meaning assigned to that term in Section 3.1(c) of this Agreement.

          "Differential Interest Amount" means, with respect to any Bank Bond, the excess of (a) interest which has accrued on such Bank Bond at the Bank Rate, as determined in accordance with Section 3.1 hereof, up to but excluding the Business Day on which such Bank Bond is sold pursuant to
Section 2.4, less (b) the interest accrued on such Bank Bond received by the Bank Bondholder as part of the Sale Price.

          "Dollars", "US$", "$" and "U.S. Dollars" mean the lawful currency of the United States of America.

          "Environmental Laws" means any and all Federal, national, state, provincial, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decrees or requirements of any Governmental Authority relating to pollution or protection of the environment, including without limitation, laws relating to the Release or threatened Release of Contaminants, into the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) or otherwise relating to the presence, manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Contaminants, which such laws include, without limitation, the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. Section 9601 et seq.; the Superfund Amendment and Reauthorization Act of 1986, as amended, Public Law 99-499, 100 Stat. 1613; the Emergency Planning and Community Right to Know Act, as amended, 42 U.S.C. Section 1101 et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. Section 6901 et seq..; the Toxic Substances Control Act, as amended, 15 U.S.C. Section 2601 et seq.; the Surface Mining Control and Reclamation Act, as amended, 30 U.S.C.
Section 1201 et seq.; the Clean Water Act, as amended, (including the Federal Water Pollution Control Act, as amended), 33 U.S.C. Section 1251 et seq.; the Clean Air Act, as amended, 42, U.S.C. Section 7401 et seq.; the Safe Drinking Water Act, as amended, 42 U.S.C. 300 et seq.; the Hazardous Materials Transportation Act, as amended, 49 U.S.C. Section 1802 et seq.; the Federal Insecticide, Fungicide and Rodenticide Act, as amended, 7 U.S.C. Section 136 et seq.; any regulation promulgated under the foregoing; and any similar state or local statute or ordinance; and all substitutions therefor.

          "Environmental Liabilities and Costs" means all liabilities, obligations, responsibilities, obligations to conduct Remedial Actions, losses, damages, punitive damages, consequential damages, treble damages, costs and expenses (including, without limitation, all reasonable fees, disbursements and expenses of counsel, expert and consulting fees and costs of investigations and feasibility studies), fines, penalties, and monetary sanctions, interest, direct or indirect, known or unknown, absolute or contingent, past, present or future, resulting from any claim or demand, by any Person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, including any Environmental Law, arising from on-site environmental, health or safety conditions, or the Release or threatened Release of a Contaminant into the environment, as a result of past, present or future operations of the Company or any previous owners or lessees of any properties.

          "Environmental Lien" shall mean any Lien in favor of any Governmental Authority for Environmental Liabilities and Costs.

          "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time.

          "Euro-Dollar Business Day" means any Business Day on which commercial banks are open for international business (including dealings in Dollar deposits) in London, England.

          "Event of Default" has the meaning set forth in Section 8.1.

          "Event of Termination" has the meaning set forth in Section 8.1.

          "Federal Funds Effective Rate" means, for any day, the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Business Day, the average of the quotations for the day of such transactions received by the Bank from three Federal funds brokers of recognized standing selected by it.

          "Final Deferred Interest Fee Amount" has the meaning set forth in
Section 3.1(c).

          "First Mortgage Bonds" has the meaning ascribed to that term in the Indenture.

          "Fixed Rate Conversion Date" has the meaning ascribed to that term in the Indenture.

          "GAAP" means generally accepted accounting principles, as applied to a regulated utility, as in effect from time to time.

          "Governmental Authority" means any nation or government, any state or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

          "Hazardous Substance" means any toxic, caustic or otherwise hazardous substance, including, without limitation, petroleum, its derivatives, by-products and other hydrocarbons, whether or not regulated under Federal, State or local environmental statutes, ordinances, rules, regulations, or orders.

          "Indenture" means the Indenture of Trust, dated as of May 1, 1996, as amended and restated as of January 1, 1997, between the Authority and the Trustee, as amended or supplemented from time to time.

          "Insolvent" means with respect to any Multiemployer Plan, the condition that such plan is insolvent within the meaning of such term as used in Section 4241 of ERISA.

          "Insurance Policy" has the meaning ascribed to that term in the Indenture.

          "Interest Component" has the meaning set forth in Section 2.1.

          "Interest Payment Date" means the last day of each Interest Period and, in the case of an Interest Period with respect to a Bank Rate based on LIBOR of more than three months' duration, each day that would have been the Interest Payment Date had successive Interest Periods of three months been applicable.

          "Interest Period" means (a) with respect to a Bank Rate based on LIBOR, the period commencing on the date such Bank Rate becomes effective and ending on the date one, two, three or six months thereafter, as the Company may select; provided that (i) any Interest Period which would otherwise end on a day which is not a Euro-Dollar Business Day shall be extended to the next succeeding Euro-Dollar Business Day unless such Euro-Dollar Business Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Euro-Dollar Business Day; (ii) any Interest Period which begins on the last Euro-Dollar Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall, subject to clause (iii) below, end on the last Euro-Dollar Business Day of the calendar month at the end of such Interest Period; (iii) any Interest Period which would otherwise end after the Stated Expiration Date shall end on the Stated Expiration Date; and (iv) no Interest Period selected by the Company during the Amortization Period shall end on a date subsequent to the next amortization date during the Amortization Period; and (b) with respect to a Bank Rate based on the Base Rate, the period commencing on the date such Bank Rate becomes effective and ending on the last Business Day of the calendar quarter in which such Rate becomes effective; provided that any Interest Period which would otherwise end after the Stated Expiration Date shall end on the Stated Expiration Date.

          "Level" means, for any day, the highest applicable level set forth below based on the applicable ratings of the Company's senior unsecured long-term debt with S&P:

                         S&P Rating

          Level 1        A- or above
          Level 2        BBB+
          Level 3        BBB
          Level 4        BBB-
          Level 5        BB+
          Level 6        Below BB+

          "LIBOR" means for any Interest Period, the rate per annum (calculated on the basis of a year of 360 days for the actual number of days elapsed) at which deposits are offered to the Bank in the London interbank market at approximately 11:00 A.M., London time, on the third full Euro-Dollar Business Day preceding the first day of such Interest Period in an amount substantially equal to the principal amount of the Bank Bonds and with a maturity comparable to such Interest Period.

          "Lien" means collectively any mortgage, pledge, title retention agreement, lien, claim, charge or other encumbrance or security interest.

          "Loan Agreement" means the Loan Agreement, dated as of May 1, 1996, as amended and restated as of December 1, 1996, between the Authority and the Company, as amended, supplemented or otherwise modified from time to time.

          "Mandatory Purchase Date" means each date on which Bonds are required to be purchased pursuant to the Indenture.

          "Maximum Interest Rate" means the lesser of (i) 18% per annum, or
(b) the maximum rate of interest on the relevant obligation permitted by applicable law.

          "Moody's" has the meaning ascribed to that term in the Indenture.

          "Multiemployer Plan" means a Plan which is a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

          "Notice of Bank Purchase" means in the case of a purchase of Bonds by the Bank pursuant to the Indenture, a notice in the form of Exhibit A or Exhibit B, as applicable, attached hereto and incorporated herein by this reference.

          "NU" means Northeast Utilities, an unincorporated voluntary business association organized under the laws of the Commonwealth of Massachusetts.

          "Original Indenture" means the Indenture of Trust, dated as of May 1, 1996, between the Authority and the Trustee.

          "PBGC" means the Pension Benefit Guaranty Corporation established pursuant to Subtitle A of Title IV of ERISA.

          "Person" means any natural person, corporation, firm, association, limited liability company, government, governmental agency or other entity, whether acting in an individual or fiduciary capacity.

          "Plan" means, at any particular time, any employee benefit plan which is covered by ERISA and in respect of which the Company or a Commonly Controlled Entity is (or, if such plan were terminated at such time, would under Section 4069 of ERISA be deemed to be) an "employer" as defined in
Section 3(5) of ERISA.

          "Prime Rate" means the rate of interest established and announced by the Bank in New York, New York from time to time as its prime or base rate. The Bank's prime rate or base rate is determined from time to time as a means of pricing United States Dollar credit extensions to some United States based customers and is neither directly fixed to any external rate of interest or index nor necessarily the lowest rate of interest charged by the Bank at any given time for any particular class of customer or credit extensions.

          "Purchase Price" with respect to any Bond or portion thereof on a Bank Purchase Date therefor, has the meaning ascribed to that term in the Indenture.

          "Purchase Termination Date" has the meaning set forth in Section 8.2(a)(v).

          "Related Documents" means, collectively, the Resolution, the Loan Agreement, the First Mortgage Bonds, the Indenture, the Bonds, the Insurance Policy, the Remarketing Agreement, the Tax Regulatory Agreement and the Reoffering Circular.

          "Release" means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, disbursal, leeching or migration into the indoor or outdoor environment or into or out of any property owned by the Company or any of its Subsidiaries including the movement of Con-taminants through or in the air, soil, surface water, ground water or property.

          "Remarketing Agent" has the meaning ascribed to that term in the Indenture.

          "Remarketing Agreement" has the meaning ascribed to that term in the Indenture.

          "Remedial Action" means all actions required to (a) clean up, remove, treat or in any other way adjust Contaminants in the indoor or outdoor environment; (b) prevent the Release or threat of Release or minimize the further Release of Contaminants so that they do not migrate or endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; or (c) perform pre-remedial studies and investigations and post-remedial monitoring and care.

          "Reoffering Circular" means the Reoffering Circular of the Company, dated January 20, 1997, including, without limitation, documents incorporated therein by reference, used in connection with the reoffering of the Bonds, and any supplement thereto used with respect to the Bonds.

          "Reorganization" means with respect to any Multiemployer Plan, the condition that such plan is in reorganization within the meaning of such term as used in Section 4241 of ERISA.

          "Resolution" means, collectively, the resolution adopted April 17, 1996, by the Authority, with respect to the offer and sale of the Bonds, and the resolution adopted December 18, 1996, by the Authority, with respect to the replacement of the Letter of Credit with the Insurance Policy and this Agreement.

          "Sale Price" has the meaning set forth in Section 2.4(a).

          "S&P" has the meaning ascribed to that term in the Indenture.

          "Stated Expiration Date" means the later of (i) January 21, 1998, or, if such day is not a Business Day, the next preceding Business Day, and
(ii) the last day of any extension of such date pursuant to Section 2.6 or, if such day is not a Business Day, the next preceding Business Day.

          "Substitution Date" means the effective date of an Alternate Liquidity Facility.

          "Tax Regulatory Agreement" has the meaning ascribed to that term in the Indenture.

          "Taxes" has the meaning set forth in Section 3.3.

          "Tendered Bonds" means, as of any date, Bonds which are tendered or deemed tendered for purchase pursuant to the Indenture.

          "Trustee" has the meaning set forth in the introductory paragraph of this Agreement.

          SECTION 1.2 Rules of Construction. In this Agreement, the following rules of construction and interpretation shall apply:

          (a) The terms "herein", "hereof", "hereto", "hereinabove", "hereinbelow", "hereunder", and words of similar import, refer to this Agreement as a whole and not to any particular section, subsection, paragraph, clause or other subdivision hereof, unless otherwise specifically stated.

          (b) Any headings preceding the text of any article or section of this Agreement, and any table of contents and marginal notes appended hereto, shall be solely for convenience of reference and shall neither constitute a part of this Agreement nor affect its meaning, construction or effect.

          (c) All accounting terms not specifically defined herein shall be construed in accordance with GAAP, consistently applied, except as otherwise stated herein.

          (d) In this Agreement, in the computation of a period of time from a specified date to a later specified date, the word "from" shall mean "from and including" and the words "to" and "until" each shall mean "to but excluding".

          (e) Unless otherwise indicated, all references herein to particular articles or sections are references to articles or sections of this Agreement.

          (f) All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Indenture.


                                    ARTICLE 2

                                 THE COMMITMENT

          SECTION 2.1. Commitment to Purchase Bonds. The Bank agrees, on the terms and conditions contained in this Agreement, to purchase the Tendered Bonds for its own account from time to time during the Bank Purchase Period at the Purchase Price. The aggregate principal amount of all Bonds purchased on any Bank Purchase Date shall not exceed the Available Principal Commitment (calculated without giving effect to any purchase of Bonds by the Bank on such date) on such date. The aggregate amount of the Purchase Price comprised of interest on the Bonds (the "Interest Component") purchased on any Bank Purchase Date shall equal the actual aggregate amount of interest accrued on each such Bond to but excluding such Bank Purchase Date, and not to exceed the Available Interest Commitment on such Bank Purchase Date. Any Bonds so purchased shall thereupon constitute Bank Bonds and shall, from the date of such purchase and while they are Bank Bonds, bear interest at the Bank Rate and have other characteristics of Bank Bonds as set forth herein and to the extent not in conflict herewith, in the Indenture.

          SECTION 2.2 Method of Purchasing. Pursuant to Section 9.18 of the Indenture, the Paying Agent will give notice to the Bank as follows if Bonds are to be purchased by the Bank. If by 12:30 p.m. (New York City time) (1:00 p.m. if the Bonds are in the Daily Mode or Flexible Mode) on any Business Day during the applicable Bank Purchase Period, the Bank receives written Notice of Bank Purchase from the Paying Agent, the Bank will, so long as the Bank Purchase Period shall not have expired, transfer not later than 3:00 p.m. (New York City time) on the Bank Purchase Date to the Paying Agent, in funds to be available as specified in such Notice of Bank Purchase, an amount equal to the aggregate Purchase Price of such Bonds. The Bank shall not have any responsibility for, or incur any liability in respect of, any act, or any failure to act, by the Paying Agent which results in the failure of the Paying Agent (a) to credit the appropriate account with funds made available by the Bank pursuant to this Section or (b) to effect the purchase for the account of the Bank of Bonds with such funds pursuant to this Section. The Bank shall use its own funds to purchase Bonds. The Bonds purchased with amounts made available hereunder shall be registered in the name of the Bank and shall be held as Bank Bonds in trust by the Paying Agent for the benefit of the Bank as provided in the Indenture, but upon the written request of the Bank shall be promptly delivered by the Paying Agent to the Bank. Amounts made available hereunder which are not so used to purchase Bonds will be returned to the Bank no later than 4:30 p.m. (New York City time).

          SECTION 2.3  Reduction of Commitment; Termination.

          (a) Mandatory Reduction of Commitment. Upon any redemption, repayment or other payment pursuant to the Indenture (including, without limitation, defeasance of the Bonds pursuant to Section 12.1 of the Indenture) of all or any portion of the principal amount of the Bonds (other than Bank Bonds) so that such Bonds shall cease to be "Outstanding" (as defined in the Indenture) under the Indenture, the aggregate Available Principal Commitment of the Bank shall automatically be reduced by the principal amount of such Bonds so redeemed, repaid or otherwise deemed paid, and the Available Interest Commitment shall also be simultaneously reduced as provided in the definition thereof in Section 1.1 hereof.

          (b) Voluntary Termination or Reduction of Commitment. In the event that (i) the Bank shall fail to purchase Tendered Bonds when required under the terms and conditions of this Agreement, or (ii) bankruptcy, insolvency, receivership, liquidation or other similar proceedings are instituted by or against the Bank, or (iii) the Company shall have delivered to the Bank a certificate to the effect that the Company has identified a financial institution other than the Bank which will furnish an Alternate Liquidity Facility; then the Company may, at any time thereafter, terminate the Available Commitment in whole by giving the Bank not less than thirty Business Days' notice in writing to such effect; provided that (A) in the case of a termination following an event described in clause (i) or clause
(ii) of this sentence, the Company may terminate the Available Commitment immediately by giving the Bank notice in writing to such effect; and (B) in the case of clause (iii), the Company may terminate the Available Commitment only if (1) the provider of an Alternate Liquidity Facility shall agree, in a manner reasonably acceptable to the Bank, to purchase on the Substitution Date any Bank Bonds, not otherwise remarketed, held by or on behalf of the Bank or a Bank Bondholder at a purchase price equal to the principal amount of such Bank Bonds plus accrued interest (including Deferred Interest) thereon at the Bank Rate to the date of purchase of such Bank Bonds, and (2) at the date of such purchase, the Company and/or such provider shall pay all other amounts owing to the Bank hereunder (including accrued and unpaid Differential Interest Amount and interest thereon).

          (c) Termination. The Available Commitment shall automatically terminate on the last day of the Bank Purchase Period.

          SECTION 2.4  Sale of Bank Bonds; Amortization of Bank Bonds.

          (a) Sales by Remarketing Agent. The Bank, and each other Bank Bondholder, by its acceptance of a Bank Bond, hereby authorize the Remarketing Agent pursuant to Section 9.19 of the Indenture to sell Bank Bonds purchased by the Bank pursuant to Section 2.2 above on behalf of the Bank or such Bank Bondholder at a price equal to the principal amount thereof plus unpaid accrued interest thereon to but excluding the date such Bank Bonds are to be sold pursuant to this Section 2.4(a) at the interest rate to be borne by the Bonds after such sale or, if less, the Bank Rate (the "Sale Price"); provided, that neither the Bank nor any other Bank Bondholder shall have any obligation to deliver the Bank Bonds as directed by the Remarketing Agent or sell such Bank Bonds unless the Company has paid or has duly provided for (through the Insurance Policy or otherwise) the payment of the Differential Interest Amount to the Bank or such other Bank Bondholder. Any sale of a Bank Bond pursuant to this Section 2.4(a) shall be without recourse to the seller and without representation or warranty of any kind. The Bank agrees to deliver and, by its acceptance of a Bank Bond, each other Bank Bondholder agrees to deliver (but only upon receipt by the Bank or such other Bank Bondholder of U.S. Dollars in the amount of the Sale Price), to the Paying Agent each Bank Bond sold by it pursuant to this Section 2.4(a), including, without limitation, Bank Bonds which are deemed to have been delivered in accordance with the provisions of the Indenture. After any sale of Bank Bonds by the Remarketing Agent pursuant to this Section 2.4(a) and payment to the Bank or the Bank Bondholder of the principal and interest accrued on such Bank Bonds (including interest accrued at the Bank Rate), such Bank Bonds so sold shall, from such sale date, cease to bear interest at the Bank Rate and shall thereafter bear interest at a rate determined in accordance with the Indenture.

          (b) Repurchase by the Company of Bank Bonds. Upon the request of the Company, the Bank or the Bank Bondholder shall sell the Bank Bonds (or portions thereof) to the Company or its designee at a price equal to the principal amount of the Bank Bonds plus accrued but unpaid interest thereon, calculated at the Bank Rate. Upon receipt of the purchase price therefor, the Bank shall execute and deliver to the Company, or its designee, as the case may be, such instruments of assignment, and/or take such other action as shall be reasonably necessary to cause such Bank Bonds to be registered in the name of the Company or its designee, as the case may be, subject in each case to the terms and conditions of the Indenture.

          (c) Amortization of Bank Bonds. So long as no Event of Termination shall have occurred and be continuing and so long as no Alternate Liquidity Facility shall have become effective (with respect to which the provider of such Alternate Liquidity Facility shall have purchased all Bank Bonds then held by the Bank at a price equal to principal plus accrued interest (including interest accrued at the Bank Rate)), then, upon (A) the occurrence of an Event of Default or (B) the expiration of the Bank Purchase Period, the Company shall amortize the Bank Bonds, and shall provide for the Bank Bonds to be amortized pursuant to the Insurance Policy, over a five-year period (the "Amortization Period"), in equal semi-annual installments, commencing six months after the occurrence of such Event of Default or the end of such Bank Purchase Period, as the case may be; provided, however, that if the Bank Purchase Period shall have terminated because the Purchase Termination Date shall have occurred, then this paragraph (c) shall not apply and the remedies set forth in Section 8.2(a) shall apply. During such Amortization Period, interest shall continue to accrue on the Bank Bonds at the Bank Rate. Notwithstanding the foregoing, upon the occurrence of an Event of Termination (even if such Event of Termination occurs during such Amortization Period), the Bank shall tender the Bank Bonds to the Company for immediate purchase, and the Company shall so purchase such Bank Bonds and any additional Tendered Bonds purchased by the Bank during the remainder of the Bank Purchase Period.

          SECTION 2.5 Commitment Fees. The Company shall pay to the Bank a commitment fee with respect to the average daily amount of the Available Commitment at a rate per annum equal to the following:

               Level 1             0.09%
               Level 2             0.0125%
               Level 3             0.15%
               Level 4             0.175%
               Level 5             0.25%
               Level 6             0.40%

Such commitment fee shall be calculated on the basis of a year of 365 or 366 days, as the case may be, and actual days elapsed from the effective date of this Agreement through and including the last day of the Bank Purchase Period. Such commitment fee shall be payable in immediately available funds, quarterly in arrears, on March 31, June 30, September 30 and December 31 (or, if such day is not a Business Day, the next preceding Business Day) of each year, with the first payment being due on March 31, 1997, with respect to the period or portion thereof ending on such fee payment date, and on the last day of the Bank Purchase Period or, if earlier, the date on which the
Available Commitment is terminated or reduced to zero.   After the occurrence
of an Event of Termination and prior to the Purchase Termination Date, the Available Commitment shall not be deemed to have been reduced during the period by reason of such Event of Termination.

          SECTION 2.6 Request for Extension of Stated Expiration Date. No earlier than five months and no later than three months prior to the then applicable Stated Expiration Date, the Company may request that the Bank extend the Stated Expiration Date for an additional 364-day period. If the Company shall make such a request, the Bank shall, within thirty (30) days of receipt of such request, notify the Company, the Trustee and the Bond Insurer in writing whether or not the Bank consents to such request and, if the Bank does so consent, the conditions of such consent (including conditions relating to commissions payable, legal documentation and the consent of the Trustee). If the Bank shall not so notify the Company, the Authority, the Trustee and the Bond Insurer, the Bank shall be deemed not to have consented to such request. The Company acknowledges and agrees that the Bank has sole discretion in deciding whether or not to extend the Stated Expiration Date. The Bank agrees, upon satisfaction of all of its conditions for extension (including, without limitation, the payment of any renewal fees and the costs and expenses of effecting the extension of the Stated Expiration Date), to issue its extension, either in the form of an amendment hereto or in the form of a new agreement, at least 30 days prior to the then applicable Stated Expiration Date.


                                    ARTICLE 3

                                  THE BANK RATE

          SECTION 3.1  Applicable Interest Rate; Other Interest Provisions.

          (a) Bank Rate. Any Bond purchased by the Bank pursuant to this Agreement shall thereupon become a Bank Bond and shall bear interest at the Bank Rate for the period commencing from the date that the Bank shall have purchased such Bond and continuing until such Bond is paid in full or remarketed in accordance with the Indenture and Section 2.4(a) hereof or purchased by the Company in accordance with Section 2.4(b) hereof. The "Bank Rate" for any Bank Bond shall be a rate per annum equal to the Base Rate, unless and until the Company provides the Bank three Euro-Dollar Business Days' prior notice (i) that it elects to have such Bank Bonds bear interest at Applicable LIBOR, and (ii) of the Interest Period applicable thereto, in which case such Bank Bonds shall bear interest based at Applicable LIBOR for the Interest Period requested by the Company; provided that the Bank Rate shall be subject to adjustment as hereinafter specified in paragraph (b) or
(c) below and subject to the limitations set forth in Sections 3.3, 3.4, 3.5 and 3.6; and provided, further, that at least three Euro-Dollar Business Days prior to the end of any Interest Period, if the Company has not requested a continuation of or change in such Interest Period, or fails to elect an Interest Period, the Bank Bonds, upon the expiration of the then current Interest Period, shall bear interest at the Base Rate until such time as the Company has provided proper notice of an election pursuant to this Section 3.1(a). Notwithstanding anything to the contrary contained elsewhere in this Agreement, if an Event of Termination shall have occurred and be continuing, the Company may not elect Applicable LIBOR as the Bank Rate. The Bond Insurer shall, pursuant to the Insurance Policy, guarantee the payment of interest on the Bank Bonds at the Bank Rate. All accrued interest on Bank Bonds shall be payable on each Interest Payment Date.

          (b) Overdue Rate. If any obligation of the Company under this Agreement (including, without limitation, the Company's obligations pursuant to Sections 2.4(b)or 2.4(c)) is not paid when due (whether by acceleration, redemption or otherwise), such overdue principal payment or other obligation shall bear interest from the date such principal amount or other obligation, as the case may be, was due until paid in full (after as well as before judgment) at a rate per annum (computed on the basis of a year of 360 days and actual days elapsed) equal to the Base Rate from time to time in effect plus 2%, such interest to be payable on demand.

          (c) Deferred Interest. For any period during which Bank Bonds are outstanding and as to each Interest Period, in the event that the amount of interest which would be payable on the Bank Bonds (calculated at the Bank Rate for such Interest Period, or in the case of the payment of the Differential Interest Amount, if any, on a Bank Bond, for the period from the date of the most recent Interest Payment Date through but not including the date on which such Bank Bond is remarketed) exceeds the Maximum Interest Rate, the amount of such excess shall not be payable on the Interest Payment Date for such Interest Period as interest on such Bank Bonds but shall be deferred ("Deferred Interest"). Deferred Interest shall be allocated among the Bank Bonds outstanding on such Interest Payment Date based upon the principal amount thereof and the length of time such Bank Bonds were outstanding during the Interest Period related to such Interest Payment Date.

Deferred Interest arising on any Interest Payment Date (i) shall, to the extent permitted by law, bear interest (compounded quarterly on the last day of each succeeding March, June, September and December) at a rate per annum equal to the Base Rate plus 2% (computed on the basis of a year of 360 days and actual days elapsed) until paid in full and (ii) shall become payable, together with interest thereon, to the extent permitted by law, on the next succeeding Interest Payment Date or Dates to the extent the interest (including Deferred Interest and, to the extent permitted by law, interest on Deferred Interest) payable on the Bank Bonds (if any) for the Interest Period ending on such Interest Payment Date does not exceed the Maximum Interest Rate. All amounts of interest payable on a Bond which is a Bank Bond, including without limitation, Deferred Interest (and interest thereon, to the extent permitted by law), for so long as such Bond shall remain a Bank Bond, shall constitute interest on such Bond and shall be insured by the Insurance Policy. To the extent Deferred Interest (or, to the extent permitted by law, any interest thereon) shall be unpaid with respect to Bank Bonds, and such Bonds shall be redeemed or remarketed or purchased by the Company or shall otherwise cease to be Bank Bonds, such unpaid Deferred Interest (including, to the extent permitted by law, any unpaid interest thereon) shall be converted into a fee payable to the Bank (herein, the "Deferred Interest Fee Amount") and shall bear interest at a rate per annum equal to the Base Rate plus 2% (computed as aforesaid), compounded quarterly on the last day of each succeeding March, June, September and December; provided, however, that on the last Interest Payment Date or, if earlier, the date of the occurrence of an Event of Termination, a fee equal to the entire remaining Deferred Interest Fee Amount (the "Final Deferred Interest Fee Amount") shall be paid by the Company to the Bank and any Bank Bondholders. The Bank and any Bank Bondholder, by acceptance of the Bank Bonds, acknowledge that payment of any Deferred Interest Fee Amount and any interest thereon (including the Final Deferred Interest Fee Amount and any interest thereon) are not insured under the terms of the Insurance Policy.

          (d) Payment of Interest. On each Interest Payment Date, the Company shall pay or cause to be paid to the Bank all interest then accrued and unpaid on the Bank Bonds, including, without limitation, any unpaid Differential Interest Amount.

          SECTION 3.2 Place of Payment, Etc. All payments to the Bank hereunder shall be made without set-off or counterclaim in lawful currency of the United States and in immediately available funds at the Bank's office and in accordance with the instructions specified opposite the Bank's name on the signature page of this Agreement, or by such other method as the Bank may specify in writing, after (a) 3:00 p.m., New York City time, on the due date thereof if the Bank or the Trustee has informed the Company of such amount on or before 12:00 noon on such day or (b) if the Bank or the Trustee notifies the Company of such amount after 12:00 noon, New York City time, on any day, 12:00 noon, New York City time, on the Business Day immediately following the date of such notice.

          SECTION 3.3 Taxes. All payments to the Bank hereunder shall be made free and clear of any and all present and future taxes, levies, imports, duties, deductions, withholdings, fees, liabilities and similar charges ("Taxes"), unless any Taxes are required by law to be withheld or deducted. If, as a result of any change in applicable law or regulations or in the interpretation thereof by any governmental authority charged with the administration thereof, or the introduction of any law or regulation, any Taxes are required to be withheld or deducted from any amount payable to the Bank hereunder, the amount payable will be increased to the amount which, after deduction from such increased amount of all Taxes required to be withheld or deducted therefrom, will yield to the Bank the amount stated to be payable hereunder. The Company shall pay any such increases in amounts payable hereunder to the extent such amounts are not paid by the Bond Insurer. Notwithstanding the foregoing, the Company shall not be required to pay any increased amounts pursuant to this Section 3.3 on account of
(a) Taxes measured by or based upon the overall net income of the Bank or (b) United States withholding taxes that would not have been imposed but for the failure of the Bank to be entitled to the benefits of the income tax treaty between the United States and France or to deliver Form 1001, Form 4224, or any similar form reasonably requested by the Company. The Bank shall give notice to the Company of the imposition of any Taxes, provided any failure to give such notice shall not relieve the Company of its obligations under this
Section 3.3. The Company will execute and deliver to the Bank at its request such further instruments as may be necessary or desirable to give full force and effect to any such increase. The Company will, upon the request of the Bank, provide the Bank with evidence satisfactory to it of the payment of any Taxes. If any Taxes required to be borne by the Company pursuant to this
Section 3.3 are paid by the Bank, the Company will, upon demand of the Bank, reimburse the Bank for such payments, together with any interest, penalties and expenses in connection therewith.

          SECTION 3.4  Increased Costs; Funding Losses.

          (a) Increased Costs. If any change, announced after the date hereof, in applicable law, regulation, rule or directive, or any interpretation thereof (including any request, guideline or policy, and including, without limitation, Regulation D promulgated by the Board of Governors of the Federal Reserve System as from time to time in effect) by any authority charged with the administration or interpretation thereof:

               (i) subjects the Bank to any tax with respect to this Agreement on any amount paid or to be paid hereunder (other than any tax excluded from indemnification pursuant to Section 3.3);

               (ii) changes the basis of taxation of payments to the Bank of any amounts payable hereunder (other than with respect to any tax excluded from indemnification pursuant to Section 3.3);

               (iii) imposes, modifies or deems applicable any reserve, capital adequacy or deposit requirements against any assets held by, deposits with or for the account of, or loans made or letters of credit issued by, the Bank; or

               (iv) imposes on the Bank any other condition affecting this Agreement;

and the result of any of the foregoing is to increase the cost to the Bank of maintaining this Agreement, or to reduce the amount of any payment (whether of principal, interest or otherwise) receivable by the Bank hereunder, including, without limitation, a reduction of the return to the Bank in respect of these transactions calculated as a percentage of its assets or equity, or any increase in cost resulting therefrom, or to require the Bank to make any payment on or calculated by reference to the gross amount of any sum received by it, in each case by an amount which the Bank in its sole judgment reasonably deems material, then and in any such case:

               (i) the Bank shall promptly notify the Company in writing of such event;

               (ii) the Bank shall promptly deliver to the Company a certificate describing such event in reasonable detail together with the date thereof, the amount of such increased cost or reduction or payment and the way in which such amount has been calculated; and

               (iii)     the Company shall pay to the Bank, within thirty
     (30) days after delivery of the certificate referred to in subsection
     (ii) hereinabove, such an amount or amounts as will compensate the Bank for such additional cost, reduction or payment for so long as the same shall remain in effect.

          (b) Funding Losses. If the Company makes any payment of principal with respect to any advance (it being understood that the purchase by the Bank of Bonds pursuant to this Agreement constitutes an advance for purposes of this Section 3.4(b)) bearing interest based on LIBOR on any day other than the last day of the Interest Period applicable thereto, or if any Bank Bond bearing interest at a Bank Rate equal to Applicable LIBOR, is remarketed or purchased prior to the end of the Interest Period applicable to such Bank Bond, the Company shall reimburse the Bank on demand for any loss (other than loss of the Applicable Margin) incurred by it in obtaining, liquidating or re-employing deposits or other funding from third parties (and any incidental costs relating thereto).

          (c) Certificate. The certificate of the Bank, signed by an officer of the Bank, as to additional amounts payable pursuant to this
Section 3.4 delivered to the Company shall be conclusive evidence of such amounts absent manifest error. The benefit of this Section 3.4 shall be available to the Bank regardless of any possible contention of invalidity or inapplicability of any law, regulation, condition, directive or interpretation.

          SECTION 3.5 Basis for Determining Interest Rate Inadequate or Unfair. If on or prior to the first day of any Interest Period with respect to any advance bearing interest based on LIBOR (it being understood that the purchase by the Bank of Bonds pursuant to this Agreement constitutes an advance for purposes of this Section 3.5) (a) the Bank determines that deposits in Dollars (in the applicable amounts) are not being offered in the relevant market for such Interest Period or (b) LIBOR will not adequately and fairly reflect the cost to the Bank of funding the advance hereunder for such Interest Period, the Bank shall forthwith give notice thereof to the Company, whereupon until the Bank notifies the Company that the circumstances giving rise to such suspension no longer exist, the Base Rate shall replace LIBOR for purposes of interest rate determinations hereunder for such Interest Period (and all references herein to Applicable LIBOR for such purposes shall, unless the context otherwise requires, be deemed to be references to the Base Rate).

          SECTION 3.6 Illegality. If, on or after the date of this Agreement, the adoption of any applicable law, rule or regulation, or any change in any applicable law, rule or regulation, or any change in the interpretation or administration thereof by any governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by the Bank (including any applicable lending office) with any request or directive (whether or not having the force of law) of any such authority, central bank or comparable agency shall make it unlawful or impossible for the Bank (including any applicable lending office) to make, maintain or fund any advance (it being understood that the purchase by the Bank of Bonds pursuant to this Agreement constitutes an advance for purposes of this Section 3.6) bearing interest based on LIBOR, the Bank shall forthwith give notice thereof to the Company, whereupon until the Bank notifies the Company that the circumstances giving rise to such suspension no longer exist, the obligation of the Bank to fund at LIBOR and the right of the Company to request LIBOR shall be suspended. Before giving any notice to the Company pursuant to this Section, the Bank shall designate a different lending office if such designation will avoid the need for giving such notice and will not, in the judgment of the Bank, be otherwise disadvantageous to the Bank. If the Bank shall determine that it may not lawfully continue to maintain and fund any outstanding LIBOR advance to maturity and shall so specify in such notice, the Company shall elect that such advance bear interest based on the Base Rate in a principal amount equal to the principal amount of such affected LIBOR advance for an Interest Period coincident with the remaining term of the Interest Period applicable to such affected LIBOR advance.


                                    ARTICLE 4

                              CONDITIONS PRECEDENT

          SECTION 4.1 Conditions Precedent to Effectiveness of this Agreement. The Bank's obligation to enter into and perform its obligations under this Agreement is subject to the fulfillment, to the satisfaction of the Bank and its counsel, of each of the following conditions as of the date of this Agreement:

          (a) The Act; the Resolution. Neither the Act nor the Resolution shall have been revoked or rescinded, or modified or amended in any material respect adverse to the interests of the Bank or the holders of the Bonds.

          (b) Executed Documents. The Bank shall have received an executed copy of this Agreement and executed or certified copies of each of the Related Documents (other than the Bonds and the First Mortgage Bonds, of which the Bank shall have received specimens thereof).

          (c) Replacement of the Letter of Credit. All conditions contained in the Original Indenture and the Loan Agreement for the replacement of the Letter of Credit shall have been satisfied.

          (d) The Insurance Policy. The Insurance Policy shall be effective and shall provide for (i) the payment of interest on the Bank Bonds at the Bank Rate and (ii) amortization of the Bank Bonds in equal semi-annual installments during the Amortization Period. The Insurance Policy shall be in substantially the form of Appendix E to the Reoffering Circular, shall have been issued to the Trustee and shall provide that after the Bank has purchased Tendered Bonds in accordance with the Indenture, the Bond Insurer shall make scheduled payments of principal of and shall pay interest on Bank Bonds at the Bank Rate and shall also provide for the amortization of Bank Bonds during the Amortization Period.

          (e) Certificate. The Bank shall have received a certificate from the Company, dated the date of this Agreement and duly executed by an Authorized Officer, stating that on and as of the date thereof, except as otherwise disclosed to the Bank as of the date of this Agreement:

               (i) the Company has obtained all consents, permits, licenses and approvals of, has made all registrations and declarations with, and has taken all other actions with respect to, governmental authorities required under law to be obtained, made or taken by the Company, to authorize the issuance and sale of the Bonds, the replacement of the Letter of Credit, and the execution, delivery and performance of this Agreement and the Related Documents to which the Company is a party and the consummation of the transactions contemplated thereby, and all of the foregoing remain in full force and effect;

               (ii) to the best knowledge of the Authorized Officer executing the certificate, no Event of Default or event which, with the giving of notice or the passage of time or both would constitute an Event of Default, has occurred or would occur after giving effect to the issuance of the Bonds or this Agreement;

               (iii) all representations and warranties of the Company set forth in this Agreement and the Related Documents to which the Company is a party are true and correct in all material respects, except to the extent that any such representation or warranty relates solely to a prior date;

               (iv) the Company is not in default of its obligations under this Agreement or any of the Related Documents to which it is a party;

               (v) except for any pending or threatened action, suit, investigation or proceeding disclosed in the Reoffering Circular or otherwise disclosed to the Bank in writing prior to the date hereof (as to which certification is not being made), there is no action, suit, investigation or proceeding pending or, to the best knowledge of the Authorized Officer executing the certificate, threatened (A) in connection with the Bonds, the replacement of the Letter of Credit or this Agreement or any of the other transactions contemplated by this Agreement or the Related Documents, or (B) against or affecting the Com-pany, the result of which is reasonably likely to have a materially adverse effect on the business, financial condition or operations of the Company or the ability of the Company to perform or observe any of its duties, liabilities or obligations under this Agreement or any of the Related Documents.

          (f) Proceedings and Certifications. The Bank shall have received a copy, certified by an Authorized Officer, of all proceedings taken by the Company authorizing the transactions hereunder and contemplated hereby, including, without limitation, the execution and delivery of this Agreement and all other documents and agreements contemplated hereby, together with such other certifications as to matters of fact as shall reasonably be requested by the Bank or its counsel.

          (g) Incumbency Certificate. The Bank shall have received a certificate of the Secretary or Assistant Secretary of the Company certifying the names and true signatures of the officials of the Company authorized to sign this Agreement and the other documents to be delivered by the Company hereunder, and shall also cover such other matters incident to the transactions contemplated by this Agreement as the Bank or its counsel may request.

          (h) Opinion of Company Counsel. The Bank shall have received an opinion addressed to it of Day, Berry & Howard, counsel to the Company, dated the Closing Date, in form and substance satisfactory to the Bank and its counsel.

          (i) Opinion of Bond Counsel. The Bank shall have received the Bond Counsel's opinion, addressed to it from Whitman Breed Abbott & Morgan, as Bond Counsel.

          (j) Opinion of Bond Insurer's Counsel. The Bank shall have received the opinion of counsel to the Bond Insurer, dated the date of this Agreement, in form and substance satisfactory to the Bank and its counsel.

          (k) Reoffering Circular. The Bank shall have received the Reoffering Circular with respect to the Bonds.

          (l) Other Documents, Etc. The Bank shall have received such other documents, certificates, and opinions as the Bank or its counsel may reasonably request, including, without limitation, organizational documents of the Authority, the Company, and the Bond Insurer, and all matters relating to this Agreement and the Bonds shall be satisfactory to the Bank.


                                    ARTICLE 5

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

          In order to induce the Bank to enter into and perform its obligations under this Agreement, the Company hereby represents and warrants solely to the Bank as follows:

          SECTION 5.1 Organization. The Company is duly organized, validly existing and in good standing under the laws of the State of Connecticut, and has all requisite corporate power and authority to own or lease its properties and to conduct its business as now conducted and as proposed to be conducted, and is duly qualified and authorized to engage in business as a public utility in the State of Connecticut.

          SECTION 5.2 Authorization. The execution, delivery and performance by the Company of this Agreement and the Related Documents to which it is a party are within the Company's corporate powers, have been duly authorized by all necessary corporate action, and (a) do not contravene, violate or breach: (i) any law, regulation, order of any court or other agency of government, or contractual restriction binding on or affecting the Company or its properties; (ii) the Certificate of Incorporation or By-laws of the Company; or (iii) any indenture, mortgage, loan agreement or other contract or instrument to which the Company is a party or by which it or its assets are bound; and (b) do not result in or require the creation of any Lien (except as provided in or contemplated by this Agreement or the Related Documents) upon or with respect to any of the Company's properties.

          SECTION 5.3 Enforceability. This Agreement is, and the Related Documents to which the Company is a party are, legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

          SECTION 5.4 Approvals. No authorization of, approval or other action by, and no notice to or filing with, any Governmental Authority is re-quired for the due execution, delivery and performance by the Company of this Agreement or any Related Document, except those which have been, or will be simultaneously with the execution hereof, duly obtained or made and are in full force and effect.

          SECTION 5.5 Financial Information. (i) The audited balance sheet of the Company as at December 31, 1995, and the audited statements of income and cash flows of the Company for the fiscal year then ended as set forth in the Company's Annual Report on Form 10-K for such fiscal year and (ii) the unaudited balance sheet of the Company as at September 30, 1996 and the unaudited statements of income and cash flows of the Account Party for the nine-month period then ended as set forth in the Company's Quarterly Report on Form 10-Q for the period then ended, fairly present in all material respects the financial condition and results of operations of the Company at and for the respective periods ended on such dates, and have been prepared in accordance with generally accepted accounting principles consistently applied. Since December 31, 1995, there has been no material adverse change in the financial condition, operations, properties or prospects of the Company and its Subsidiaries, if any, taken as a whole, except to the extent, if any, described in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1996 or in the Company's Current Reports on Form 8-K, dated January 31, 1996, March 30, 1996 and April 15, 1996, June 6, 1996,
June 18, 1996, June 28, 1996, July 22, 1996, August 19, 1996, November 25,
1996 and January 20, 1997, or in Schedule 5.5 hereto.

          SECTION 5.6 Litigation. Except for any pending or threatened action, suit, investigation or proceeding as disclosed in the Reoffering Circular or otherwise disclosed to the Bank in writing prior to the date hereof (as to which no representation or warranty is being made), there is no action, suit or proceeding (or to the best knowledge of the Company, investigation) pending or, to the best knowledge of the Company, threatened
(a) in connection with this Agreement or any of the transactions contemplated by this Agreement or the Related Documents, or (b) against or affecting the Company, the result of which is reasonably likely to have a materially adverse effect on the business, financial condition or operations of the Company or the ability of the Company to perform or observe any of its duties, liabilities or obligations under any of this Agreement or any of the Related Documents.

          SECTION 5.7 No Misrepresentations. Except for information contained in the Reoffering Circular describing the Bank, the Authority, the Bond Insurer or The Depository Trust Company, as to which no representation or warranty is made, (a) the Reoffering Circular as of its issue date was, and any supplement or amendment thereto will be, accurate in all material respects for the purposes for which their use is or shall be authorized, and
(b) the Reoffering Circular as of its issue date did not, and any such supplement or amendment will not, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made therein, in the light of the circumstances under which they are or were made, not misleading.

          SECTION 5.8 Environmental Matters. Except as disclosed or for matters identified on Schedule 5.8 or in the Reoffering Circular (as to which no representation or warranty is made):

          (a) The operations of the Company comply in all respects with all applicable Environmental Laws concerning environmental health and safety except where the failure to comply would not have a material adverse effect on the financial condition of the Company;

          (b) The Company has obtained or made timely application for all environmental, health and safety permits necessary for its operation. All such permits previously obtained are in effect or timely application for renewal thereof is pending, and no action to revoke the same is pending and the period to appeal such permits have expired, and the Company is in compliance with all terms and conditions of such permits except where the failure to comply would not have a material adverse effect on the financial condition of the Company;

          (c) With respect to property currently or formerly owned or operated by it, the Company is not (at the time of ownership or operation) subject to any outstanding written notice or order from, or agreement with, any governmental authority or other Person in respect to which the Company
(i) is required to take any Remedial Action which would or might reasonably be expected to have a material adverse effect individually or in the ag-gregate on the business, operations, prospects, assets or financial condition of the Company or (ii) would be reasonably likely to be required to incur any Environmental Liabilities and Costs arising from the Release or threatened Release of a Contaminant into the environment that would or might reasonably be expected to result in a material adverse effect on the business, operations, prospects, assets or financial condition of the Company;

          (d) The Company has not received written notification pursuant to Environmental Laws that any of its current or past operations, or any by-product thereof, is related to or subject to any investigation by any governmental authority evaluating whether any Remedial Action is needed to respond to a Release or threatened Release of a Contaminant into the environment, which investigation is reasonably likely to lead to the Company having to take Remedial Action, or having to incur Environmental Liabilities and Costs, in each case which would have a material adverse effect on the business, operations, prospects, assets or financial condition of the Company; and

          (e) The Company has not filed any notice under any applicable Environmental Law reporting a Release of a Contaminant into the environment which is reasonably likely to lead to any Governmental Authority or any other Person having to take Remedial Action or having to incur Environmental Liabilities and Costs, which would have a material adverse effect on the business, operations, prospects, assets or financial condition of the Company.

          SECTION 5.9 Investment Company Act. The Company is not an "investment company", or a company "controlled by an investment company" within the meaning of the Investment Company Act of 1940, as amended.

          SECTION 5.10 Public Utility. All outstanding shares of capital stock having ordinary voting power for the election of directors of the Company have been validly issued, are fully paid and nonassessable, and are owned beneficially by NU, free and clear of any Lien. NU is a "holding company" (as defined in the Public Utility Holding Company Act of 1935, as amended (the "1935 Act")). Except for the post-closing filing on Form U-6B-2 required to be made with the Securities and Exchange Commission pursuant to the 1935 Act, the Company is not required to obtain any consents or make any filings pursuant to the 1935 Act in order to execute, deliver and perform this Agreement or any of the Related Documents to which it is a party.

          SECTION 5.11 All Other Representations and Warranties Accurate. All representations and warranties made by the Company in any of the Related Documents are true and complete in all material respects.


                                    ARTICLE 6

                              AFFIRMATIVE COVENANTS

          So long as this Agreement is in effect, and until all amounts payable under any of this Agreement or the Bank Bonds are indefeasibly paid in full, the Company agrees, solely for the benefit of the Bank, that it will perform and observe the covenants set forth below:

          SECTION 6.1  Financial Statements.  The Company will furnish to the
Bank:

          (a) as soon as available and in any event within 105 days after the end of each fiscal year of the Company, a copy of the Company's report on Form 10-K submitted to the Securities and Exchange Commission with respect to such fiscal year, or, if the Company ceases to be required to submit such report, a copy of the annual audit report for such year for the Company including therein a consolidated balance sheet of the Company as of the end of such fiscal year and consolidated statements of income and retained earnings and of cash flows of the Company for such fiscal year, all in reasonable detail and certified by (i) a nationally-recognized independent public accountant and (ii) by the Chief Financial Officer, Treasurer, Assistant Treasurer or Comptroller of the Company as having been prepared in accordance with generally accepted accounting principles consistent with those applied in the preparation of the financial statements referred to in
Section 5.5; and

          (b) as soon as available and in any event within 60 days after the end of each of the first three fiscal quarters of each fiscal year of the Company, a copy of the Company's Quarterly Report on Form 10-Q submitted to the Securities and Exchange Commission with respect to such quarter, or if the Company ceases to be required to submit such report, a consolidated balance sheet of the Company as of the end of such fiscal quarter and consolidated statements of income and retained earnings and of cash flows of the Company for the period commencing at the end of the previous fiscal year and ending with the end of such fiscal quarter, all in reasonable detail and duly certified (subject to year-end audit adjustments) by the Chief Financial Officer, Treasurer, Assistant Treasurer or Comptroller of the Company as having been prepared in accordance with generally accepted accounting principles consistent with those applied in the preparation of the financial statements referred to in Section 5.

          SECTION 6.2 Certificates; Other Information. The Company will furnish to the Bank:

          (a) concurrently with the delivery of the financial statements referred to in Section 6.1(a) above, a certificate of the independent certified public accountants reporting on such financial statements stating that in making the examination necessary therefor no knowledge was obtained of any Event of Default or event which with notice or lapse of time or both would become an Event of Default, except as specified in such certificate;

          (b) concurrently with the delivery of the financial statements referred to in Sections 6.1(a) and (b), a certificate of an Authorized Officer stating that, to the best of such officer's knowledge, the Company during such period has in all material respects observed or performed all of its covenants and other agreements, and satisfied every condition, contained in this Agreement and the Related Documents to be observed, performed or satisfied by it, and that such officer has obtained no knowledge of any Event of Default or event which with notice or lapse of time or both would become an Event of Default, in each case except as specified in such certificate;

          (c) promptly after the filing thereof, copies of each prospectus (excluding any prospectus contained in any Form S-8), and Current Report on Form 8-K, if any, which the Company files with, the Securities and Exchange Commission or any governmental authority which may be substituted therefor; and

          (d) promptly, such additional financial and other information as the Bank may from time to time reasonably request.

          SECTION 6.3 Payment of Obligations. The Company shall pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all taxes, assessments and governmental charges or levies imposed on it or its income, profits or revenues or any of its properties, except when the amount or validity thereof is currently being contested in good faith by appropriate proceedings and reserves in conformity with GAAP with respect thereto have been provided on the books of the Company.

          SECTION 6.4  Conduct of Business and Maintenance of Existence;
Merger.

          (a) The Company shall continue to engage in business as a public utility under the laws of the State of Connecticut and preserve, renew and keep in full force and effect its corporate existence and take all reasonable action to maintain all rights, licenses, approvals, privileges and franchises necessary or desirable in the normal conduct of its business, except as otherwise permitted by Sections 6.4(b) and 6.5; comply with all of its contractual obligations and all applicable laws except to the extent that failure to comply therewith would not, in the aggregate, have a material adverse effect on the business, operations, property or financial or other condition of the Company.

          (b) Nothing contained in this Agreement shall prevent any lawful consolidation or merger of the Company with or into any other corporation or corporations lawfully authorized to acquire and operate the properties of the Company, or a series of consolidations or mergers, in which the Company or its successor or successors shall be a party, or any sale of all or substantially all of the properties of the Company as an entirety to a corporation lawfully authorized to acquire and operate the same; provided that, upon any such consolidation, merger of the Company into another corporation or sale, the corporation formed by such consolidation, or into which such merger may be made, or making such purchase shall execute and deliver to the Bank an instrument, in form and substance reasonably satisfactory to the Bank, whereby such corporation shall effectively assume the due and punctual payment of any amounts due hereunder and the due and punctual performance and observance of all covenants and agreements to be performed by the Company pursuant to this Agreement; and provided, further, that immediately after such consolidation, merger or sale no Event of Default shall have occurred and be continuing; and, thereupon, such corporation shall succeed to and be substituted for the Company hereunder with the same effect as if such successor corporation had been named herein.

          (c) Every such successor corporation shall possess, and may exercise, from time to time, each and every right and power hereunder of the Company, in its name or otherwise; and any act, proceeding, resolution or certificate by any of the terms of this Agreement, required or provided to be done, taken and performed or made, executed or verified by any board or officer of the Company shall and may be done, taken and performed or made, executed or verified with like force and effect by the corresponding board or officer of any such successor corporation.

          (d) If consolidation, merger or sale or other transfer is made as permitted by this Section, the provisions of this Section shall continue in full force and effect and no further consolidation, merger or sale or other transfer shall be made except in compliance with the provisions of this
Section 6.4.

          SECTION 6.5 Maintenance of Property; Insurance. The Company shall keep all property useful and necessary in its business in good working order and condition, except where the failure to do so would not have a material adverse effect on the business, operations, property or financial or other condition of the Company; maintain with financially sound and reputable insurance companies insurance on all its property in at least such amounts and against at least such risks as are usually insured against in the same general area by companies engaged in the same or a similar business; and fur-nish to the Bank, upon written request, full information as to the insurance carried.

          SECTION 6.6 Inspection; Books and Records; Discussions. The Company shall keep proper books of records and account in conformity with GAAP and all applicable laws in which entries shall be made of all dealings and transactions in relation to its business and activities; and permit representatives of the Bank to visit and inspect any of its properties and examine and make abstracts from any of its books and records at any reasonable time and as often as may reasonably be desired, and to discuss the business, operations, properties and financial and other condition of the Company with officers and employees of the Company and with its independent certified public accountants; provided that the foregoing shall not require the Company to waive any attorney-client privilege or violate any confidentiality agreements to which it is a party.

          SECTION 6.7 Notices. The Company shall give notice to the Bank promptly after the Company has knowledge:

          (a) of the occurrence of any Event of Default or event which with notice or lapse of time or both would become an Event of Default;

          (b) of the following events, as soon as possible and in any event within 30 days after the Company knows or has reason to know thereof: (i) the occurrence or expected occurrence of any Reportable Event with respect to any Plan, or any withdrawal from, or the termination, Reorganization or Insolvency of, any Multiemployer Plan or (ii) the institution of proceedings or the taking of any other action by the PBGC or the Company or any Commonly Controlled Entity or any Multiemployer Plan with respect to the withdrawal from, or the termination, Reorganization or Insolvency of, any Plan; and

          (c)  of any notices received from the Bond Insurer.

Each notice pursuant to this section shall be accompanied by a statement of an Authorized Officer setting forth details of the occurrence referred to therein and stating what action the Company proposes to take with respect thereto, it being understood and agreed that timely delivery of the financial statements and reports required by Section 6.2(c) will fulfill the notice requirements of this Section 6.7 with respect to the information contained in such financial statements and reports.

          SECTION 6.8  Indemnity.

          (a) The Company will indemnify, defend and hold harmless the Bank, its officers, directors, employees and agents, from and against all damages, losses, liabilities, penalties, judgments, costs or expenses which may be incurred as a result of any claims, suits, actions, investigations or other proceedings (each, a "Claim") which may be threatened or instituted against any such indemnified person by any third party by reason of or in connection with (i) any violation or alleged violation by the Company of any Environmental Law, (ii) the presence, handling, use, transportation or dispo-sal by the Company, or allegation thereof, of Hazardous Substances, (iii) the imposition of Environmental Liabilities and Costs on the Company or (iv) the operation of the Company other than by the Bank or the Bank's designee.

          (b) To the extent permitted by law, the Company will indemnify, defend and hold harmless the Bank, its officers, directors, employees and agents, from and against all damages, losses, liabilities or reasonable costs or expenses which may be incurred as a result of any Claim (other than any Claim with respect to Taxes) which may be threatened or instituted against any such indemnified person by any third party by reason of or in connection with the negotiation, execution, delivery, performance or transfer of, or payment or failure to pay under, this Agreement or the Related Documents, or in connection with the issuance and sale of the Bonds or the use of the proceeds from the sale of the Bonds, including those Claims resulting from any misstatement in or omission from the Reoffering Circular (except one resulting from information supplied by the Bank or in sections dealing with the Bank) or the use of the proceeds of any purchase of Bonds by the Bank hereunder; provided that the Company shall not have any liability or obligation to any such indemnified person to the extent that any such damage, loss, liability, cost or expense results from such indemnified person's, or the Bank's, gross negligence or willful misconduct.


                                    ARTICLE 7

                               NEGATIVE COVENANTS

          So long as this Agreement is in effect, and until all amounts payable under this Agreement and the Bank Bonds are indefeasibly paid in full, the Company agrees, solely for the benefit of the Bank, that unless the Bank shall otherwise consent in writing:

          SECTION 7.1 Amendment of Any Related Document. The Company shall not enter into or consent to any amendment, modification or termination of any Related Document, except (a) as may be required to comply with applicable law, (b) as necessary to obtain a credit rating on the Bonds by S&P, Moody's or any other rating agency then rating the Bonds, or (c) for amendments that would not affect the rights and obligations of the Bank under such Related Document. With respect to any amendment to any Related Document of the type described in clause (a), (b) or (c) of the preceding sentence, the Bank hereby agrees that it shall cooperate with the Company in delivering its consent which may nevertheless be required under such Related Document.


                                    ARTICLE 8

                    EVENTS OF DEFAULT; EVENTS OF TERMINATION

          SECTION 8.1  Events of Default; Events of Termination.

          (a) The occurrence of any of the following events shall constitute an "Event of Default":

               (i) The Company shall not (A) purchase any Bank Bonds when required by this Agreement, (B) pay principal of or accrued interest on any Bank Bond, when due, or (C) pay any other amount payable by the Company to the Bank hereunder within two days of the applicable due date thereof;

               (ii) Any representation or warranty of the Company made in, or deemed to have been made by the Company pursuant to, this Agreement or any of the Related Documents to which the Company is a party, or by any of its officials in any certificate, agreement, instrument or statement contemplated by or made or delivered pursuant to or in connection herewith or therewith (including, without limitation, the Reoffering Circular), shall prove to have been incorrect in any material respect when made or when deemed made;

               (iii) Any "Event of Default" under the Indenture or any "event of default" under the Loan Agreement shall have occurred and be continuing;

               (iv) The Company shall fail to perform or observe any covenant or agreement set forth in Article 7;

               (v) The Company shall fail to perform or observe any other term, covenant or agreement (other than one described in any other paragraph of this Section 8.1) contained in this Agreement or the Related Documents on its part to be performed or observed, and any such failure shall remain unremedied for thirty (30) days after written notice thereof shall have been given to the Company by the Bank;

               (vi) Any default or similar event shall occur under any document evidencing indebtedness having an aggregate principal amount in excess of $10,000,000 to which the Company is a party, the effect of which is to permit the holder or holders of such indebtedness, or a trustee or agent on behalf of such holder or holders, to cause any such indebtedness to become due prior to its stated maturity, or any such indebtedness shall be declared to be due and payable prior to its stated maturity or shall not be paid when due;

               (vii) The Company shall make a general assignment for the benefit of creditors, file a petition in bankruptcy, be unable generally to pay its debts as they become due, or be adjudicated insolvent or bankrupt or there shall be entered any order or decree granting relief in any voluntary or involuntary case commenced by or against the Company under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or the Company shall petition or apply to any court or administrative body for the appointment of any receiver, trustee, liquidator, assignee, custodian, sequestrator (or other similar official) of the Company or of any substantial part of the Company's properties, or shall commence any proceeding in a court of law for a reorganization, readjustment of debt, dissolution, liquidation, assignment or other similar procedure under the laws or statutes of any jurisdiction, whether now or hereafter in effect, or there shall be commenced against the Company any such proceeding in a court of law which remains undismissed or not discharged, vacated or stayed within ninety (90) days after commencement, or the Company by any act shall indicate its consent to, approval of or acquiescence in any of the fore-going or take any action for the purpose of effecting any of the foregoing; or

               (viii) The Company shall commence proceedings seeking to limit its liability under this Agreement or the Bank Bonds.

          (b) The occurrence of any of the following events shall constitute an "Event of Termination":

               (i) The Bond Insurer shall fail to pay: (A) principal of or accrued interest on the Bonds, including, without limitation, accrued interest at the Bank Rate on the Bank Bonds, when, as and in the amounts required under the Insurance Policy, or (B) any amounts required to amortize the Bank Bonds pursuant to Section 2.4(c);

               (ii) Unless earlier replaced with an alternate insurance policy in lieu of the Insurance Policy issued by a Bond Insurer acceptable to the Bank, (A) the Insurance Policy for any reason ceases to be in full force and effect or is declared by a court of competent jurisdiction to be null and void, or (B) the Bond Insurer denies that it has any further liability under the terms of the Insurance Policy;

               (iii) Unless replaced with a Bond Insurer acceptable to the Bank, a proceeding is instituted in a court having jurisdiction in the premises seeking an order for relief, rehabilitation, reorganization, conservation, liquidation or dissolution in respect to the Bond Insurer or for any substantial part of the Bond Insurer's property under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or for the appointment of a receiver, liquidator, assignee, custodian, trustee or sequestrator (or other similar official) and such proceeding is not terminated for a period of thirty (30) consecutive days or such court enters any order granting the relief sought in such proceeding or the Bond Insurer shall institute or take any corporate action for the purpose of instituting any such proceeding; or the Bond Insurer shall become insolvent or unable to pay its debts as they mature or claims under any of its insurance policies as such claims are made, shall commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, shall consent to the entry of an order for relief in an involuntary case under any such law or shall consent to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian or sequestrator (or other similar official) of the Bond Insurer or for any substantial part of its property, or shall make a general assignment for the benefit of creditors, or shall fail generally to pay its debts or claims as they become due, or shall take any corporate action in furtherance of any of the foregoing; or

               (iv) An AMBAC Adverse Change shall have occurred.

          SECTION 8.2  Remedies.

          (a) Upon the occurrence of an Event of Termination and so long as such Event of Termination is continuing:

               (i) the Bank may tender the Bank Bonds to the Company for immediate repurchase;

               (ii) the Bank may, upon notice to the Company (except that no notice shall be required upon the occurrence of an Event of Termination specified in Section 8.1(b)(ii) or (iii)), declare all accrued sums payable to the Bank by the Company hereunder to be immediately due and payable, whereupon the same shall become immediately due and payable, without demand, presentment, protest or further notice of any kind, all of which are expressly waived;

               (iii) the Bank may pursue any remedy available to it as a Bondholder under the Indenture;

               (iv) the Bank may pursue any other remedy available to the Bank under this Agreement or the Related Documents, at law or in equity; and/or

               (v) notify the Trustee, by delivery of a certificate in the form of Exhibit C hereto (a "Certificate of Event of Termination") that such Event of Termination has occurred and is continuing, and that the Bank's obligations hereunder to purchase Tendered Bonds shall terminate on the first Business Day following the forty-fifth day (the "Purchase Termination Date") after the Trustee shall have received such Certificate of Event of Termination. The Trustee hereby agrees to take all necessary action under the Indenture to notify the holders of the bonds of the Purchase Termination Date.

          (b) Upon the occurrence and during the continuance of an Event of Default, so long as no Event of Termination shall have occurred, (i) the Company shall, or shall cause, the Bank Bonds to be amortized in accordance with Section 2.4(c), or (ii) the Bank may pursue any remedies against the Company available to it as a Bondholder under the Indenture or under this Agreement or the Related Documents at law or in equity, including, without limitation, seeking the specific performance by the Company of its obligations hereunder.


                                    ARTICLE 9

                                  MISCELLANEOUS

          SECTION 9.1  Set-off; Limitation on Set-off.

          (a) In addition to any rights now or hereafter granted under applicable law (including, but not limited to, Section 151 of the New York Debtor and Creditor Law) and not by way of limitation of any such rights, to the fullest extent permitted under applicable law, during the continuance of any Event of Default the Bank is hereby authorized at any time and from time to time, without notice to the Company or to any other person or entity, any such notice being hereby expressly waived, to set-off and to appropriate and apply any and all deposits (general or special) by the Bank, and any other indebtedness at any time held or owing by the Bank, to or for the credit or the account of the Company against and on account of the accrued obligations and liabilities of the Company to the Bank hereunder, irrespective of whether or not the Bank shall have made any demand hereunder.

          (b) Anything in paragraph (a) above to the contrary notwithstanding but without modifying any other provision of this Agreement, the Bank waives any right referred to in paragraph (a) above, and any other right which it may have at law or otherwise to set-off and apply such de-posits or indebtedness referred to in paragraph (a) above, if there shall be a purchase by the Bank of Tendered Bonds pursuant to Section 2.2 hereof hereunder during the pendency of any proceeding by or against the Company seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, or other similar official for it or for any substantial part of its property; provided that such waiver shall terminate and be of no force and effect when and to the extent that both (i) the exercise of any such right would not result in the Bank's being released, prevented or restrained from or delayed in fulfilling the Bank's obligations hereunder and (ii) the absence of such waiver would not result in the lowering or withdrawal by S&P, if the Bonds are rated by S&P, of its rating of the Bonds.

          (c) The Bank agrees promptly to notify the Company after the exercise of any set-off and application referred to in paragraph (a), provided that the failure to give such notice shall not affect the validity of such set-off and application.

          SECTION 9.2 Obligations Absolute. The obligations of the Company under this Agreement shall be absolute, unconditional and irrevocable, and shall be paid strictly in accordance with the terms hereof under all cir-cumstances whatsoever (provided that such circumstances shall not constitute willful misconduct or gross negligence of the Bank) conforming to (g) below, including, without limitation, the following circumstances:

          (a) any lack of validity or enforceability of this Agreement, the Bonds, the Related Documents or any other agreement or instrument relating thereto;

          (b) any amendment or waiver of, extension of the Stated Expiration Date of, increase in the Available Commitment of or consent to departure from, this Agreement in conformity with the provisions of this Agreement;

          (c) any amendment or waiver of, or consent to departure from the Related Documents or any other agreement or instrument relating thereto (other than this Agreement);

          (d) the existence of any claim, set-off, defense or other right which the Company may have at any time against the Trustee, any beneficiary or any transferee of advances made by the Bank hereunder (or any persons or entities for whom the Trustee, any such beneficiary or any such transferee may be acting), the Paying Agent, the Bank (other than the defense of payment to the Bank, or other performance, in accordance with the terms of this Agreement), or any other person or entity, whether in connection with this Agreement, any related agreement or instrument or any unrelated transaction, agreement or instrument;

          (e) any statement or any other document presented hereunder proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect whatsoever; provided that any payment by the Bank in connection therewith shall not have constituted gross negligence or willful misconduct of the Bank;

          (f) payment by the Bank hereunder against presentation of a demand, draft(f) or certificate which does not comply with the terms hereof; provided that such payment shall not have constituted gross negligence or willful misconduct of the Bank;

          (g) the exercise or non-exercise by the Bank of any rights or remedies it may have under or pursuant to this Agreement or the Related Documents; and

          (h) any other circumstance or happening whatsoever, whether or not similar to any of the foregoing, provided that such other circumstance or happening shall not constitute willful misconduct or gross negligence of the Bank.

          SECTION 9.3  Liability of the Bank.

          (a) The Company assumes all risks of the acts or omissions of the Trustee, the Paying Agent and the Remarketing Agent and any transferee beneficiary hereof with respect to their use of the proceeds hereof.
Neither the Bank nor any of its officers, directors, employees or agents shall be liable or responsible for (i) the use which may be made of the proceeds hereof or for any acts or omissions of the Trustee, the Paying Agent, the Remarketing Agent or any transferee in connection therewith, (ii) the validity, sufficiency or genuineness of documents, or of any endorse-ment(s) thereon, even if such documents should in fact prove to be in any or all respects invalid, insufficient, fraudulent or forged, (iii) payment by the Bank against presentation of documents which do not comply with the terms hereof, including failure of any documents to bear any reference or adequate reference to this Agreement, or (iv) any other circumstances whatsoever in making or failing to make payment hereunder, except only that the Company shall have a claim against the Bank, and the Bank shall be liable to the Company, to the extent, but only to the extent, of any direct, as opposed to consequential, damages suffered by the Company which the Company proves were caused by the Bank's willful misconduct or gross negligence in determining whether documents presented hereunder comply with the terms of this Agreement. In furtherance and not in limitation of the foregoing, the Bank may accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary.

          (b) The Bank may receive, accept and pay any demands or other documents and instruments (otherwise in order) signed by or issued to the receiver, trustee in bankruptcy or custodian of anyone named herein as the person by whom drafts, demands and other documents and instruments are to be made or issued.

          (c) The Bank shall not have any liability to the Company for, and the Company hereby waives any right to object to, payment made hereunder against a demand containing non-substantive variations in punctuation, capitalization, spelling or similar matters. The determination whether a demand has been made before the expiration hereof and whether a demand is in proper and sufficient form for compliance herewith shall be made by the Bank in its sole discretion, which determination shall be conclusive and binding upon the Company; provided that such determination shall not have constituted gross negligence or willful misconduct of the Bank.

          SECTION 9.4 Confidentiality. The Bank acknowledges that certain of the information to be furnished to it pursuant to this Agreement may be non-public information. The Bank hereby agrees that it will keep all non-public information to be furnished to it pursuant hereto confidential in accordance with its normal banking procedures and, will make no disclosure to any other Person of such information until the same shall have become public, except
(a) in connection with the enforcement or protection of the Bank's interests, rights or remedies under this Agreement or any of the Related Documents, (b) pursuant to subpoena or similar process, (c) to bank examiners and other governmental authorities, (d) to independent auditors or counsel, (e) to any parent or affiliate of the Bank, or (f) to any participant or proposed participant pursuant to Section 9.6 hereof who has agreed to be bound by the provisions of this Section 9.4.

          SECTION 9.5  Costs, Expenses and Stamp Taxes.

          (a) All costs and expenses paid or incurred by the Bank (including, without limitation, reasonable attorneys' fees and disbursements, but excluding overhead and other internal costs of the Bank) in connection with the negotiation, preparation, review, execution and delivery of this Agreement and the Related Documents shall be paid by the Company. The Company agrees to pay on demand all costs and expenses paid or incurred by the Bank, if any, in connection with the amendment or enforcement of this Agreement and the Related Documents, and the protection of the rights of the Bank hereunder and thereunder (including reasonable counsel fees and disbursements but excluding overhead and other internal costs of the Bank).

          (b) The Company shall pay all stamp and other similar taxes and fees payable by the Bank in connection with the preparation, execution, delivery, filing and recording of this Agreement and any other documents contemplated hereby and agrees to save the Bank harmless from and against all liabilities with respect to or resulting from any delay in paying or omission to pay such taxes and fees.

          SECTION 9.6 Participants. The Bank shall have the right to grant participations from time to time (to be evidenced by one or more participation agreements or certificates of participation) in this Agreement to one or more other banking institutions; provided that (a) the Bank's obligations to the Company under this Agreement shall remain unchanged,
(b) the Bank shall remain solely responsible to the Company for the performance of such obligations, (c) the Company shall continue to deal solely and directly with the Bank in connection with the Bank's rights and obligations under this Agreement, and (d) the participant shall have agreed to be bound by the provisions of Section 9.4 hereof. Each banking institu-tion purchasing such a participation shall in the discretion of the Bank have all rights of the Bank hereunder to the extent of the participation purchased; provided that (i) no participant shall be entitled to receive payment hereunder of any amount greater than the amount which would have been payable to the Bank if the Bank had not sold a participation to such participant, (ii) if and when the consent of the Bank shall be required hereunder, the consent of such participant(s) shall not be required, (iii) the Company shall not be required to provide notice or furnish information hereunder to any such participant, and (iv) no participant shall be entitled to the rights of the Bank to exercise remedies under Article VIII hereof. Notwithstanding the foregoing, the Bank shall not be entitled to receive payment of any amount under Article III hereof greater than the amount which would have been payable to the Bank if the Bank had not sold a participation to any participant.

          SECTION 9.7 Extension of Maturity. If any payment to the Bank would become due and payable other than on a Business Day, such payment shall instead become due on the next preceding Business Day and, as applicable, interest shall be payable in accordance with this Agreement up to the date payment is actually made at the rate specified herein.

          SECTION 9.8 Successors and Assigns. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the Company, the Bank and the Trustee and their respective successors and assigns. Notwithstanding anything contained herein to the contrary, (a) the rights and duties of the Company hereunder may not be assigned or transferred, except in compliance with Section 6.4 or with the prior written consent of the Bank and
(b) the rights and duties of the Trustee hereunder may not be assigned except with the prior written consent of the Bank.

          SECTION 9.9 Modification or Waiver of this Agreement. This Agreement is intended by the parties hereto as a final expression of their agreement with respect to the subject matter hereof, and is intended as a complete and exclusive statement of the terms and conditions of that agree-ment. No modification or waiver of any provision of this Agreement (including this Section 9.9) shall be effective unless the same shall be in writing and signed by the Bank and the Company and the Trustee. Any modification or waiver referred to in this Section 9.9 shall be effective only in the specific instance and for the specific purpose for which given. No notice to or demand on the Company in any case shall entitle the Company to any other or further notice or demand in the same, similar or other circumstances.

          SECTION 9.10 No Waiver of Rights by the Bank; Cumulative Rights. No course of dealing or failure or delay on the part of the Bank in exercising any rights, power or privilege hereunder will operate as a waiver of such right and no single or partial exercise of any right shall preclude any other or further exercise or the exercise of any right, power or privilege. The rights of the Bank under this Agreement are cumulative and not exclusive of any rights or remedies which the Bank would otherwise have.

          SECTION 9.11 Severability. In case any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby. The parties shall negotiate in good faith to replace any invalid, illegal or unenforceable provision with a valid provision, which, to the extent possible, will preserve the economic effect of the invalid, illegal or unenforceable provisions.

          SECTION 9.12 Notices. All notices and communications hereunder shall be given by hand delivery, with a receipt being obtained therefor, by United States certified or registered mail, or by telegram, telex or by other telecommunication device capable of creating written record of such notice and its receipt. To the extent that any telecommunication notice is permitted hereunder, the parties hereto shall provide appropriate telex and, to the extent available, facsimile numbers. Notices and communications hereunder shall be effective when received and shall be sent to the following addresses (or to such other address(es)) of which either party hereto shall notify the other party in accordance herewith):

     If to the Bank,          Societe Generale
      to:                New York Branch
                         1221 Avenue of the Americas
                         New York, New York 10020
                         Attention:  Gordon R. Eadon

     with a copy to:          Christy & Viener
                         620 Fifth Avenue
                         New York, New York  10020
                         Attention:  Steven R. Berger, Esq.

     If to the Company,       The Connecticut Light and Power Company
     to:                 c/o Northeast Utilities Service Company
                         107 Selden Street
                         Berlin, Connecticut 06037
                         Attention:  Assistant Treasurer

     If to the Trustee:       Fleet National Bank
                         777 Main Street
                         Hartford, Connecticut 06115
                         Attention:  Corporate Trust Department

          SECTION 9.13 Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of New York.

          SECTION 9.14 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original but both or all of which, when taken together, shall constitute but one document, and shall become effective when copies hereof which, when taken together, bear the signatures of each of the parties hereto shall be delivered to the Company and the Bank.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their respective officers thereunto authorized as of the date first written above.

THE CONNECTICUT LIGHT AND POWER COMPANY

By: /s/David R. McHale
Assistant Treasurer--Finance


Payment Instructions:

SOCIETE GENERALE, New York Branch

Societe Generale
New York
ABA No. 026004226
Re:  The Connecticut Light and Power Company
By: /s/Gordon R. Eadon
Vice President


FLEET NATIONAL BANK, as Trustee

By: /s/Kathy A. Larimore
Assistant Vice President
                                                          SCHEDULE 5.5

                             Material Adverse Change


None.
                                                          SCHEDULE 5.8


                              Environmental Matters


None.

NOTICE OF BANK PURCHASE
                              (Liquidity Purchase)


          The undersigned, a duly authorized officer of FLEET NATIONAL BANK, as paying agent (the "Paying Agent"), hereby certifies to Societe Generale, New York Branch (the "Bank"), in accordance with the Standby Bond Purchase Agreement (the "Standby Bond Purchase Agreement"), dated January 23, 1997, among The Connecticut Light and Power Company, a corporation organized and existing and qualified to do business as a public utility under the laws of the State of Connecticut (the "Company") the Bank and the Trustee (all capitalized terms herein having the meanings ascribed thereto in the Standby Bond Purchase Agreement), that:

          1.   Notice of tender of Bonds for purchase pursuant to Section
9.18 of the Indenture has been received.

          2. Insufficient moneys are available for such purchase pursuant to Section 9.18(B) of the Indenture.

          3.   ____(a)   The total principal amount of the Bonds (or portions
thereof) for which there is not sufficient moneys referred to above is $____________, which amount does not exceed the Available Principal Commitment.

               ____(b)   Accrued, but unpaid, interest on such Bonds (or
portions thereof)(other than Defaulted Interest), computed in accordance with the terms of the Bonds and the Indenture, as of the date of delivery hereof to the Bank is $____________, which amount does not exceed the Available Interest Commitment.(1)

          4. The Bonds referred to above are hereby tendered to the Bank for purchase pursuant to the Standby Bond Purchase Agreement on the date hereof for an aggregate purchase price of $_______________,(2) which amount does not exceed the Available Commitment.

          5. Subject to Section 2.3(f) of the Indenture, upon completion of purchase, the Paying Agent will cause the Trustee to (a) register such Bonds, or if a Bond for which notice of tender for purchase pursuant to Section 9.18 of the Indenture has been given is not delivered, to issue a new Bond in replacement of the undelivered Bond, in the name of the Bank or if directed in writing by the Bank its nominee or designee on the Bond Register, and (b) promptly deliver, or cause to be delivered, in a manner consistent with
Section 2.3(G)(9) of the Indenture, such Bonds to the Paying Agent (to be held by the Paying Agent in trust for the benefit of the Bank) or as the Bank may otherwise direct in writing in accordance with the Standby Bond Purchase Agreement.

          6. The Bank Purchase Date is ______________, 19__ and the wire instructions for payment of the Purchase Price are as follows: [insert payment instructions].

(1) If the Bonds are to be purchased on an interest payment date therefore, this amount will exclude the interest payable on such date. If the exclusion results in no interest, delete (b).

(2) Insert the sum of principal and accrued interest shown in pargraphs 3(a) and (b).




          IN WITNESS WHEREOF, the Trustee has executed and delivered this Certificate as of the _______ day of ____________, 199_.



/s/
as Paying Agent


By: /s/
Title:

                             NOTICE OF BANK PURCHASE
                              (Mandatory Purchase)

          The undersigned, a duly authorized officer of FLEET NATIONAL BANK, as paying agent (the "Paying Agent"), hereby certifies to Societe Generale, New York Branch (the "Bank"), in accordance with the Standby Bond Purchase Agreement (the "Bond Purchase Agreement"), dated January 23, 1997, among The Connecticut Light and Power Company, a corporation organized and existing and qualified to do business as a public utility under the laws of the State of Connecticut (the "Company"), the Bank and the Trustee (all capitalized terms herein having the meanings ascribed thereto in the Standby Bond Purchase Agreement), that:

          1. Bonds (or portions thereof) have been tendered or deemed tendered for mandatory purchase pursuant to Section 9.18 of the Indenture in connection with the occurrence of [a Proposed Conversion Date] [the Stated Expiration Date] [a default tender pursuant to the Bank's notice of termination dated _________________].

          2. Insufficient moneys are available for such purchase pursuant to Section 9.18(B) of the Indenture.

          3. ______(a) The total principal amount of the Bonds referred to above is $_________, which amount does not exceed the Available Principal Commitment.

               ______(b) Accrued, but unpaid interest on such Bonds(other than Defaulted Interest), computed in accordance with the terms of the Bonds and the Indenture, as of the date of delivery hereof to the Bank is $___________, which amount does not exceed the Available Interest
Commitment.(1)

          4. The Bonds referred to above are being delivered to the Bank for purchase pursuant to the Standby Bond Purchase Agreement on the date hereof for an aggregate purchase price of $_________(2) which amount does not exceed the Available Commitment.

          5. Subject to Section 2.3(f) of the Indenture upon completion of purchase, the Paying Agent will cause the Trustee to (a) register such Bonds or, if a Bond subject to mandatory purchase pursuant to Section 9.18 of the Indenture is not delivered, to issue a new Bond in replacement of the undelivered Bond, in the name of the Bank or if directed in writing by the Bank its nominee or designee on the Bond Register, and (b) promptly deliver, or cause to be delivered, in a manner consistent with Section 2.3(G)(9) of the Indenture, such Bonds to the Paying Agent (to be held by the Paying Agent in trust for the benefit of the Bank) or as the Bank may otherwise direct in writing in accordance with the Standby Bond Purchase Agreement.

          6. The Bank Purchase Date is ________, 199_ and the wire instructions for payment of the Purchase Price are as follows: [insert payment instructions].

(1) If the Bonds are to be purchased on an interest payment date therefor, this amount will exclude the interest payable on such date. If the exclusion results in no interest, delete (b).

(2) Insert the sum of principal and accrued interest shown in pargraphs 3(a) and (b).

          IN WITNESS WHEREOF, the Trustee has executed and delivered this Certificate as of the ______ day of ___________, 199_.

as Paying Agent

By:
Title:

EXHIBIT C

                       CERTIFICATE OF EVENT OF TERMINATION
                                   Date:

___________________, as Trustee
[address]

     Re: Standby Bond Purchase Agreement, dated January 23, 1997, among The Connecticut Light and Power Company, Societe Generale, New York Branch, and Fleet National Bank, as trustee (the "Standby Bond Purchase Agreement")

          Societe Generale, acting through its New York Branch (the "Bank") hereby certifies to __________________, as Trustee, with respect to the Standby Bond Purchase Agreement as follows:

          1. Capitalized terms not otherwise defined herein shall have the same respective meanings as in the Standby Bond Purchase Agreement.

          2. One or more of the following event(s) has occurred and is continuing:

                    (i) The Bond Insurer has failed to pay: (A) principal of or accrued interest on the Bonds, including, without limitation, accrued interest at the Bank Rate on the Bank Bonds, or (B) an amount required to amortize the Bank Bonds pursuant to Section 2.4(c) of the Standby Bond Purchase Agreement, when, as and in the amounts required under the Insurance Policy.

               (ii) the Insurance Policy has not been replaced with an insurance policy issued by a Bond Insurer acceptable to the Bank, and
     (A) either the Insurance Policy for any reason has ceased to be in full force and effect or has been declared by a court of competent jurisdiction to be null and void, or (B) the Bond Insurer has denied that it has any further liability under the terms of the Insurance Policy;

                    (iii) the Bond Insurer has not been replaced with a bond insurer acceptable to the Bank, and a proceeding has been instituted in a court having jurisdiction in the premises seeking an order for relief, rehabilitation, reorganization, conservation, liquidation or dissolution in respect to the Bond Insurer or for any substantial part of the Bond Insurer's property under any applicable bankruptcy, insolvency or other similar law now in effect, or for the appointment of a receiver, liquidator, assignee, custodian, trustee or sequestrator (or other similar official), and such proceeding has not been terminated for a period of thirty (30) consecutive days or such court has entered an order granting the relief sought in such proceeding or the Bond Insurer has instituted or taken corporate action for the purpose of instituting any such proceeding; or the Bond Insurer has become insolvent or unable to pay its debts as they mature or claims under any of its insurance policies as such claims are made, has commenced a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, has consented to the entry of an order for relief in an involuntary case under any such law or has consented to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian or sequestrator (or other similar official) of the Bond Insurer or for any substantial part of its property, or has made a general assignment for the benefit of creditors, or has failed generally to pay its debts or claims as they become due, or has taken corporate action in furtherance of any of the foregoing; or

               (iv) an AMBAC Adverse Change has occurred.

          3. Accordingly, the Bank hereby notifies the Trustee that the Bank's obligations under the Standby Bond Purchase Agreement to purchase Tendered Bonds shall terminate on the first Business Day following the forty-fifth day after the Trustee shall have received this Certificate of Event of Termination and requests that the Trustee take the actions required to be taken to notify the holders of the bonds under the Amended and Restated Indenture of Trust, dated as of May 1, 1996, and Amended and Restated as of January 1, 1997 (as amended, supplemented or modified from time to time, the "Indenture"), between the Connecticut Development Authority and the Trustee, that such Event of Termination has occurred and of the Purchase Termination Date.


SOCIETE GENERALE, New York Branch


By